UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As disclosed in the Current Report on Form 6-K filed by Mereo BioPharma Group plc (“Mereo” or “the Company”) on August 3, 2020, effective August 1, 2020, Mr. Michael Wyzga became Interim Chief Financial Officer of Mereo. As a result of that appointment, Mr. Wyzga’s membership on the Company’s Audit and Risk Committee of the board (the “Audit and Risk Committee”) ceased. Mr. Wyzga continues to serve as an executive director of the board. As a result of this change, the composition of the Audit and Risk Committee was reduced from three members to two members and the Company was no longer in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires that the audit committee of a listed company be composed of at least three independent directors. As a result of these changes, on August 7, 2020, the Company received a letter from the Nasdaq Listing Qualifications Department notifying the Company of its non-compliance with the audit committee requirements set forth in Nasdaq Listing Rule 5605 and notifying the Company of the compliance cure period referred to therein under Listing Rule 5605(c)(4).

On October 1, 2020, the appointments of two new members to the Company’s board of directors became effective: Dr. Brian Schwartz, former Chief Medical Officer of Arqule, Inc. and Dr. Jeremy Bender, former Vice President of Corporate Development at Gilead Sciences, Inc. and recently appointed Chief Executive Officer of Day One Biopharmaceuticals, Inc. In addition, in order to maintain the maximum number of board members at nine, Paul Blackburn left the Company’s board of directors after a five-year tenure as a Non-Executive Director effective October 1, 2020. In connection with the above referenced changes to the Company’s board of directors, effective October 1, 2020, the Audit and Risk Committee now consists of the following three members each of whom have been determined by the Company’s board of directors to be independent pursuant to the Nasdaq Listing Rules and under the Securities Exchange Act of 1934, as amended: (i) Dr. Deepika R. Pakianathan; (ii) Dr. Jeremy Bender; and (iii) Mr. Kunal Kashyap. Dr. Pakianathan is the Chair of the Audit and Risk Committee and Mr. Kashyap is the “audit committee financial expert” within the meaning of applicable rules and regulations of the Securities and Exchange Commission.

As a result of the changes set forth above and the new composition of the Audit and Risk Committee effective October 1, 2020 the Company has regained compliance with the audit committee requirements set forth in Nasdaq Listing Rule 5605 and has done so within the cure period referred to therein under Listing Rule 5605(c)(4). The Company has communicated with Nasdaq regarding the above-referenced appointments and expects to receive a letter from Nasdaq confirming that the Company is in compliance with the audit committee composition requirements set forth in Rule 5605(c)(1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2020

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel